Filed Pursuant to Rule 433
Registration No. 333-202584

ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to an International Equity Index Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure

An international equity index basket comprised of EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), FTSE® 100 Index (Bloomberg symbol: “UKX”), Nikkei Stock Average Index (Bloomberg symbol: “NKY”), Swiss Market Index (Bloomberg symbol: “SMI”), S&P®/ASX 200 Index (Bloomberg symbol: “AS51”) and Hang Seng® Index (Bloomberg symbol: “HSI”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20%, each of the Swiss Market Index and the S&P®/ASX 200 Index will be given an initial weight of 7.5% and the Hang Seng® Index will be given an initial weight of 5%.

Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your investment at risk
Capped Value	[$11.40 to $11.80] per unit, a [14% to 18%] return over the principal amount, to be determined on the pricing date.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1045520/000119312516491778/d152974dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that CIBC has filed with the SEC for more complete information about CIBC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. CIBC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.